UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Ecoark Holdings, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
27888N109
(CUSIP Number)
Mark Pearson
President & CIO
Nepsis, Inc.
8674 Eagle Creek Circle
Minneapolis, MN 55378
952-746-2003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 27888N109

1	NAME OF REPORTING PERSON: Nepsis, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 41-1887702
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,976,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 27888N109
ITEM 1.	SECURITY AND ISSUER:
Ecoark Holdings, Inc. Common 3333 S. Pinnacle Hills Pkwy Suite 220 Rogers, AR 72758 USA
ITEM 2.	IDENTITY AND BACKGROUND:
a. Nepsis, Inc. b. 8674 Eagle Creek Circle Minneapolis, MN 55378 c. Registered Investment Advisor d. N/A e. N/A f. USA
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Over the reporting period, Nepsis, Inc., in its capacity as a RIA, used an aggregate of $6,306,943.00 of funds provided through the accounts of certain of its investment advisory clients to purchase the Securities reported as beneficially owned.
ITEM 4.	PURPOSE OF TRANSACTION:
The Securities reported as beneficially owned in Item 5 were purchased by Nepsis, Inc. in its capacity as a RIA on behalf of its investment advisory clients for investment purposes in the ordinary course of business. a. Nepsis, Inc. does not intend to make additional purchases at this time. b. None c. None d. None e. None f. None g. Nepsis, Inc. has no interest in obtaining control of Ecoark Holdings, Inc. h. Nepsis, Inc. would likely reduce its position in Ecoark Holdings, Inc. i. See (h.) j. See (h.)
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
a. The aggregate number of Securities to which this Schedule 13D relates is 13,976,688 shares, representing 26.9% of the 51,970,000 shares outstanding. b. 13,976,688 shares c. Trade Dt EXP.SETTLE.DATE INSTR Shares SYMBOL CUSIP FULL.DESC Price Gross Amount 11/06/18 11/08/18 Sell -500 ZEST 27888N109 ECOARK HOLDINGS INC 1.04 520 11/06/18 11/08/18 Sell -2000 ZEST 27888N109 ECOARK HOLDINGS INC 1.0279 2055.8 11/06/18 11/08/18 Sell -4000 ZEST 27888N109 ECOARK HOLDINGS INC 1.02 4080 11/06/18 11/08/18 Sell -4000 ZEST 27888N109 ECOARK HOLDINGS INC 1.02 4080 11/09/18 11/14/18 Buy 8100 ZEST 27888N109 ECOARK HOLDINGS INC 1.0775 -8727.75 11/13/18 11/15/18 Sell -100 ZEST 27888N109 ECOARK HOLDINGS INC 1.03 103 11/15/18 11/19/18 Sell -150 ZEST 27888N109 ECOARK HOLDINGS INC 1.02 153 11/16/18 11/20/18 Buy 15000 ZEST 27888N109 ECOARK HOLDINGS INC 0.9983 -14974.5 11/16/18 11/20/18 Buy 15000 ZEST 27888N109 ECOARK HOLDINGS INC 1.002 -15030 11/16/18 11/20/18 Buy 20000 ZEST 27888N109 ECOARK HOLDINGS INC 1.0167 -20334 11/16/18 11/20/18 Buy 10000 ZEST 27888N109 ECOARK HOLDINGS INC 1.03 -10300 11/16/18 11/20/18 Sell -3844 ZEST 27888N109 ECOARK HOLDINGS INC 1 3844 11/16/18 11/20/18 Sell -6378 ZEST 27888N109 ECOARK HOLDINGS INC 1 6378 11/16/18 11/20/18 Sell -1575 ZEST 27888N109 ECOARK HOLDINGS INC 1 1575 11/16/18 11/20/18 Sell -10000 ZEST 27888N109 ECOARK HOLDINGS INC 1.01 10100 11/20/18 11/23/18 Sell -604 ZEST 27888N109 ECOARK HOLDINGS INC 0.912 550.85 11/23/18 11/27/18 Sell -15000 ZEST 27888N109 ECOARK HOLDINGS INC 0.9 13500 11/26/18 11/28/18 Sell -210 ZEST 27888N109 ECOARK HOLDINGS INC 0.8474 177.95 11/26/18 11/28/18 Sell -262 ZEST 27888N109 ECOARK HOLDINGS INC 0.8474 222.02 11/26/18 11/28/18 Sell -250 ZEST 27888N109 ECOARK HOLDINGS INC 0.8474 211.85 11/26/18 11/28/18 Sell -4710 ZEST 27888N109 ECOARK HOLDINGS INC 0.8474 3991.25 11/27/18 11/29/18 Sell -350 ZEST 27888N109 ECOARK HOLDINGS INC 0.84 294 11/27/18 11/29/18 Sell -110 ZEST 27888N109 ECOARK HOLDINGS INC 0.84 92.4 11/27/18 11/29/18 Sell -4100 ZEST 27888N109 ECOARK HOLDINGS INC 0.86 3494.84 11/27/18 11/29/18 Sell 0 ZEST 27888N109 ECOARK HOLDINGS INC 0.85 11/27/18 11/29/18 Sell -4700 ZEST 27888N109 ECOARK HOLDINGS INC 0.85 3995 11/29/18 12/03/18 Sell -97 ZEST 27888N109 ECOARK HOLDINGS INC 0.84 81.48 11/29/18 12/03/18 Sell -76 ZEST 27888N109 ECOARK HOLDINGS INC 0.84 63.84 11/29/18 12/03/18 Sell -1250 ZEST 27888N109 ECOARK HOLDINGS INC 0.88 1100 12/03/18 12/05/18 Sell -310 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 232.5 12/03/18 12/05/18 Sell -1367 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 1025.25 12/03/18 12/05/18 Sell -890 ZEST 27888N109 ECOARK HOLDINGS INC 0.72 640.8 12/04/18 12/06/18 Sell -120 ZEST 27888N109 ECOARK HOLDINGS INC 0.82 98.4 12/10/18 12/12/18 Sell -470 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 352.5 12/10/18 12/12/18 Sell -6400 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 4800 12/10/18 12/12/18 Sell -738 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 553.5 12/10/18 12/12/18 Sell -300 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 225 12/11/18 12/13/18 Sell -2978 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 2233.5 12/11/18 12/13/18 Sell -92 ZEST 27888N109 ECOARK HOLDINGS INC 0.75 69 12/13/18 12/17/18 Sell -253 ZEST 27888N109 ECOARK HOLDINGS INC 0.78 197.34 12/14/18 12/18/18 Sell -1468 ZEST 27888N109 ECOARK HOLDINGS INC 0.78 1145.04 12/20/18 12/24/18 Sell -5000 ZEST 27888N109 ECOARK HOLDINGS INC 0.68 3400 12/20/18 12/24/18 Sell -2000 ZEST 27888N109 ECOARK HOLDINGS INC 0.7 1400 d.N/A e.N/A
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

CUSIP No.: 27888N109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 23 2019	Nepsis, Inc. By: /s/ Mark W. Pearson Name: Mark W. Pearson Title: CIO & President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).